UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of February 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☑     Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes   ☐          No   ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes   ☐          No   ☑

     On February 9, 2011, Telvent Energía, S.A., (“Telvent Energía”), a wholly-owned Spanish subsidiary of Telvent GIT, S.A. (“Telvent GIT”), closed the transactions contemplated by the Stake Transfer Agreement (the “STA”) and Joint Venture Amendment with DMS Group LLC (“DMS Group”) dated January 24, 2011 as described in our report on Form 6-K filed January 31, 2011. Pursuant to the STA, Telvent Energía acquired from DMS Group an 8% interest in Telvent DMS LLC (“Telvent DMS”), a joint venture company formed in Serbia (the “Acquisition”). This Acquisition increased Telvent Energía’s ownership interest in Telvent DMS from 49% to 57%.
     The purchase price was € 9.6 million. In addition, Telvent Energía will pay a variable amount equal to 1.5% of certain bookings which: (a) are signed within 5 years of the closing between one of the Telvent GIT’s subsidiaries (other than Telvent DMS) and a client; and (b) include the supply of Smart Grid IT Solution Suite systems and/or services related thereto. Each portion of the variable amount will be paid within 30 days after Telvent Energía’s receipt of payment from a client.
     Telvent GIT intends to furnish a copy of the STA and the Joint Venture Amendment with its Form 20-F for fiscal year 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date:	February 15, 2011